Filed by Dominion Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 13e-4(c)

Under the Securities Exchange Act of 1934

Subject Company: Dominion Resources, Inc.

Commission File No. 333-120339

Dominion Announces Extension of Exchange Offer

Dominion Resources, Inc. (NYSE: D) announced today that it has extended its offer to holders of its $220 million outstanding principal amount of 2003 Series G 2.125% Convertible Senior Notes due 2023 (CUSIP No. 25746UAP4) (the “Old Notes”) to exchange an equivalent principal amount of its 2004 Series C 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 per $1,000 principal amount. The New Notes provide for net share settlement when converted and otherwise are substantially the same as the Old Notes.

The expiration date for the exchange offer has been extended from 12:00 midnight, New York City time, on Thursday, December 9, 2004 until 12:00 midnight, New York City time, on Thursday, December 16, 2004.

As of December 9, 2004, approximately $219 million in principal amount of Old Notes had been deposited in response to the exchange offer.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted before the time the registration statement becomes effective. This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful before the registration or qualification of these securities under the securities laws of any such jurisdiction. You are urged to read the prospectus and related materials, which have been filed as part of the registration statement, and our tender offer statement on Schedule TO because they contain important information. You may obtain a copy of these documents for free at the SEC’s website at http://www.sec.gov. A copy of the written prospectus and other materials relating to the exchange offer also can be obtained for free from the information agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Phone: 1-800-758-5378, or from Morgan Stanley, 1585 Broadway, New York, New York 10036, Attention: Francesco Cipollone, Phone: 1-800-624-1808 (toll-free) or 1-212-761-1941 (collect).